Exhibit 4.2

Description of the Registrant’s Securities Registered

Under Section 12 of the Securities Exchange Act of 1934

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of the capital stock of Repay Holdings Corporation (“Repay” or the “Company”) is not intended to be a complete summary of the rights and preferences of such capital stock, and is qualified by reference to the Company’s Certificate of Incorporation (the “Certificate of Incorporation”) and Bylaws (the “Bylaws”), each of which is incorporated herein by reference and attached as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). For a more complete understanding of our capital stock, the Company encourages you to read carefully each of the Certificate of Incorporation and the Bylaws in their entirety, each as may be amended, and the applicable provisions of the laws of the state of Delaware.

Background

Repay Holdings Corporation was originally known as Thunder Bridge Acquisition, Ltd. (“Thunder Bridge”), a special purpose acquisition company incorporated as a Cayman Islands exempted company, which consummated its initial public offering in June 2018. On July 11, 2019, Thunder Bridge domesticated into a Delaware corporation (the “Domestication”) and consummated the merger (the “Merger”) of a wholly-owned subsidiary of Thunder Bridge with and into Hawk Parent Holdings LLC (“Hawk Parent”), pursuant to a Second Amended and Restated Agreement and Plan of Merger effective as of January 21, 2019 (as amended or supplemented from time to time, the “Merger Agreement”) among Thunder Bridge, Hawk Parent and certain other parties thereto (such Domestication, Merger and other transactions contemplated by the Merger Agreement, collectively, the “Business Combination”). In connection with the closing (the “Closing”) of the Business Combination, Thunder Bridge changed its name to Repay Holdings Corporation.

Pursuant to the Business Combination, Thunder Bridge’s then issued and outstanding Class A ordinary shares and Class B ordinary shares automatically converted, on a one-for-one basis, into shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”). In addition, pre-Business Combination equityholders of Hawk Parent received as consideration for their existing limited liability company interests of Hawk Parent an amount of cash and a number of units representing limited liability company interests of Hawk Parent as the surviving company (“Post-Merger Repay Units” and holders of such Post-Merger Repay Units, collectively, the “Repay Unitholders”). In connection with the issuance of such Post-Merger Repay Units, the Company issued to Hawk Parent, as the surviving company following the Merger, 100 shares of Class V common stock of the Company, and Hawk Parent distributed one share of Class V common stock to each holder of Post-Merger Repay Units.

Authorized and Outstanding Stock

The Certificate of Incorporation authorizes the issuance of 2,200,001,000 shares, consisting of (i) 200,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred

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Stock”), (ii) 2,000,000,000 shares of Class A common stock, par value $0.0001 per share, and (iii) 1,000 shares of Class V common stock, par value $0.0001 per share.

Class A Common Stock

Holders of Class A common stock have all the rights, powers and privileges provided for in the Company’s Certificate of Incorporation.  All shares of Class A common stock are fully paid and non-assessable.

Voting rights. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of Class A common stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class A common stock, as such, have no voting power with respect to, and are not entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the Delaware General Corporation law (“DGCL”).

Dividend rights. Subject to applicable law and preferences that may be applicable to any outstanding Preferred Stock, the holders of shares of Class A common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors out of funds legally available therefor.

Rights upon liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of the Company’s debts and other liabilities, subject to prior distribution rights of Preferred Stock or any class or series of stock having a preference over the Class A common stock, then outstanding, if any.

Other rights. The holders of Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of the Class A common stock will be subject to those of the holders of any shares of the Preferred Stock the Company may issue in the future.

Class V Common Stock

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Holders of Class V common stock have all the rights, powers and privileges provided for in the Company’s Certificate of Incorporation. All shares of Class V common stock are fully paid and non-assessable.

Voting rights. Each holder of Class V common stock is entitled, without regard to the number of shares of Class V common stock (or fraction thereof) held by it, to a number of votes that is equal to the product of (x) the total number of Post-Merger Repay Units held by such holder as set forth in the books and records of Hawk Parent multiplied by (y) an exchange rate defined in that certain Exchange Agreement (the “Exchange Agreement”), dated July 11, 2019, among the Company, Hawk Parent and other Repay Unitholders, on all matters on which stockholders generally or holders of Class V common stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Company’s capital stock). The holders of shares of Class V common stock do not have cumulative voting rights in the election of directors. Holders of shares of Class V common stock will vote together with holders of the Class A common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class V common stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Dividend rights. The holders of the Class V common stock do not participate in any dividends declared by the Company’s board of directors.

Rights upon liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class V common stock are not entitled to receive any assets of the Company.

Other rights. The holders of shares of Class V common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class V common stock.

Issuance and retirement of Class V common stock. In the event that any outstanding share of Class V common stock ceases to be held directly or indirectly by a holder of a Post-Merger Repay Unit as set forth in the books and records of Hawk Parent, such share will automatically be transferred to the Company for no consideration and thereupon will be retired. The Company will not issue additional shares of Class V common stock after the adoption of the Certificate of Incorporation other than in connection with the valid issuance or transfer of Post-Merger Repay Units in accordance with the governing documents of Hawk Parent.

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Preferred Stock

No shares of Preferred Stock are currently issued or outstanding. The Certificate of Incorporation authorizes the Company’s board of directors to establish one or more series of Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Preferred Stock will be available for issuance without further action by the holders of the Class A common stock. The Company’s board of directors has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of Preferred Stock may adversely affect the holders of the Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock and the Class V common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Class A common stock.

Dividends

Upon completion of the Business Combination, the Company became a holding company with no material assets other than its interest in Hawk Parent. The Company intends to cause Hawk Parent to make distributions to Repay Unitholders in amounts sufficient to cover applicable taxes and other obligations under the Tax Receivable Agreement between the Company and other Repay Unitholders as well as any cash dividends declared by us. The Amended and Restated Operating Agreement of Hawk Parent provides that pro rata cash distributions be made to Repay Unitholders (including us) at certain assumed tax rates.

The Company has not paid any cash dividends on its Class A common stock to date. The payment of cash dividends is dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition subject to funds legally available therefore. The payment of any cash dividends is within the discretion of the Company’s board of directors. Further, the Company’s ability to declare dividends may be limited by restrictive covenants contained in the agreements governing the indebtedness of its subsidiaries.

Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law

The Certificate of Incorporation, the Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Company’s board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the Company’s board of directors to maximize stockholder value in connection

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with any unsolicited offer to acquire the Company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock. The Certificate of Incorporation provides that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such holders unless such action is recommended by all directors of the Company’s board of directors then in office, except that holders of Class V common stock or one or more series of Preferred Stock, if such series are expressly permitted to do so by the certificate of designation relating to such series, may take any action by written consent if such action is permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of The Nasdaq Capital Market (“Nasdaq”), which would apply if and so long as the Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Company’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The Certificate of Incorporation provides that the Company’s board of directors will determine the number of directors who will serve on the board, provided that no more than fifteen directors may serve on the Company’s board of directors at any time. The exact number of directors will be fixed from time to time by a majority of the Company’s board of directors. The Company’s board of directors is divided into three classes designated as Class I, Class II and Class III. At each annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There is no limit on the number of terms a director may serve on the Company’s board of directors.

In addition, the Certificate of Incorporation provides that any vacancy on the Company’s board of directors, including a vacancy that results from an increase in the number of directors or

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a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to the provisions of the Stockholder Agreements entered into in connection with the Business Combination and any rights of the holders of Preferred Stock.

Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Company’s board of directors will shorten the term of any incumbent director.

Business Combinations

The Company has elected not to be governed by Section 203 of the DGCL. Notwithstanding the foregoing, the Certificate of Incorporation provides that the Company will not engage in any “business combinations” (as defined in the Certificate of Incorporation), at any point in time at which the Company’s Class A common stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any “interested stockholder” (as defined in the Certificate of Incorporation) for a three-year period after the time that such person became an interested stockholder unless:

•	prior to such time, the Company’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the Company’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Company which is not owned by the interested stockholder.

Under the Certificate of Incorporation, a “business combination” is defined to generally include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Certificate of Incorporation expressly excludes certain of the Company’s stockholders with whom the Company has entered into stockholders agreements, certain of their respective transferees and their respective successors and affiliates from the definition of “interested stockholder”

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irrespective of the percentage ownership of the total voting power beneficially owned by them. Under certain circumstances, such provisions in the Certificate of Incorporation make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, such provisions in the Certificate of Incorporation could have an anti-takeover effect with respect to certain transactions which the Company’s board of directors does not approve in advance. Such provisions may encourage companies interested in acquiring the Company to negotiate in advance with the Company’s board of directors because the stockholder approval requirement would be avoided if the Company’s board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Quorum

The Bylaws provide that at any meeting of the Company’s board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting.

General Stockholder Meetings

The Certificate of Incorporation provides that special meetings of stockholders may be called only by or at the direction of the Company’s board of directors, the Chairman of the Board or the Chief Executive Officer.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Company’s board of directors or a committee of the Company’s board of directors. For any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Stockholder Parties (as defined in the Bylaws) so long as their respective stockholders agreements remains in effect. The Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the

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effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Supermajority Provisions

The Certificate of Incorporation and the Bylaws provide that the Company’s board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Any amendment, alteration, rescission or repeal of the Bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least 80% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Certificate of Incorporation provides that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class:

•	the provision requiring an 80% supermajority vote for stockholders to amend the Bylaws;
•	the provisions providing for a classified board of directors (the election and term of directors);
•	the provisions regarding filling vacancies on the Company’s board of directors and newly created directorships;
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;
•	the provisions regarding the election not to be governed by Section 203 of the DGCL;
•	the provisions regarding competition and corporate opportunities; and
•	the amendment provision requiring that the above provisions be amended only with an 66 2/3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger,

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reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The Certificate of Incorporation provides that, unless the Company consents to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any director or officer of the Company (a) arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine will, to the fullest extent permitted by law, be solely and exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in the Certificate of Incorporation. However, it is possible that a court could find the Company’s forum selection provisions to be inapplicable or unenforceable. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Company’s directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries. The Certificate of Incorporation provides that, to the fullest extent permitted by law, none of the non-employee directors or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the

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Company or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Certificate of Incorporation does not renounce the Company’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for the Company unless (x) it would be permitted to undertake the opportunity, financially, legally and contractually, (y) the opportunity would be in line with the Company’s business and (z) the opportunity is one in which the Company has interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Bylaws provide that the Company must indemnify and advance expenses to directors and officers to the fullest extent authorized by the DGCL. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Certificate of Incorporation and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

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Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of the Company’s directors, officers or employees for which indemnification is sought.

Stockholders Agreement

In connection with the Closing, the Company entered into a Stockholders Agreement with Shaler Alias and John Morris (together, the “Repay Founders”) (the “Founders’ Stockholders Agreement”). Under the Founders’ Stockholders Agreement, Mr. Morris and Mr. Alias will serve on the Company’s board of directors (with Mr. Alias being a Class I director and Mr. Morris being a Class III director). The Founders’ Stockholders Agreement provides that (i) if Mr. Morris ceases to serve as the Company’s Chief Executive Officer, he will immediately resign as a director and will no longer be entitled to be designated to the Company’s board of directors, and (ii) if Mr. Alias ceases to serve as the Company’s President, he will immediately resign as a director and no longer be entitled to be designated to the Company’s board of directors. If Mr. Morris and/or Mr. Alias resign, upon their termination, the Repay Founders together will be entitled to designate one designee for nomination to the Company’s board of directors as an independent director to replace the resigning director(s) (but no more than one independent director in total) (the “Independent Founder Designee” and together with either Mr. Morris and Mr. Alias if serving as a designee under the foregoing provisions, the “Founder Designees”).

Mr. Morris and Mr. Alias may only be removed upon termination of service as described above, and the Independent Founder Designee may only be removed with the consent of the Repay Founders. In the event of any vacancy with respect to the seat of the Independent Founder Designee, the Company will use its best efforts to fill such vacancy with such person as designed by the Repay Founders. The Company also agrees to use its best efforts to cause the Founder Designees to be elected to our board of directors. Additionally, any change in the size of the Company’s board of directors requires the consent of the Repay Founders.

Stockholder Registration Rights

The Company, Thunder Bridge Acquisition LLC and certain other holders named therein are parties to a registration rights agreement dated as of June 18, 2018 and amended as of July 11, 2019 (the “Founder Registration Rights Agreement”), pursuant to which Thunder Bridge Acquisition LLC has certain registration rights in respect of its Class A common stock. Upon the completion of the Business Combination, the Company entered into a Registration Rights Agreement with Corsair and the other Repay Unitholders (the “Repay Unitholders Registration Rights Agreement”) pursuant to which such parties are entitled to registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the shares of Class A common stock issuable upon exchange of Post-Merger Repay Units pursuant to the

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Exchange Agreement so long as such shares are not then restricted under any applicable support agreement or escrow agreement.

On June 15, 2021, the Company completed the acquisition of BT Intermediate, LLC (the “BillingTree Acquisition”) pursuant to the Agreement and Plan of Merger, dated as of May 7, 2021 (the “BillingTree Merger Agreement”) by and between the Company, BT Intermediate, LLC, Beckham Acquisition LLC, a wholly owned subsidiary of the Company, Beckham Merger Sub LLC and Beckham Parent, L.P. Pursuant to the BillingTree Merger Agreement, the Company paid an aggregate consideration of approximately $503.25 million, which consisted of (i) approximately $275 million in cash and (ii) 10,051,302 shares (the “Acquisition Shares”) of the Company’s Class A common stock at closing. In connection with the BillingTree Acquisition, the Company entered into a registration rights agreement, dated May 7, 2021, with Beckham Parent, L.P. (the “BillingTree Registration Rights Agreement”) with respect to the Acquisition Shares. Under the terms of the BillingTree Registration Rights Agreement, the Company filed with the SEC the resale registration statement on July 7, 2021, with respect to the offer and resale or distribution of the Acquisition Shares.

Rule 144

Rule 144 of the Securities Act (“Rule 144”) is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, such as us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Upon the Closing of the Business Combination, the Company ceased to be a shell company, and the required Form 10 type information was filed in July 2019. Therefore, Rule 144 is available to our non-affiliates and affiliates as described and subject to the conditions below.

Pursuant to Rule 144, a person who has beneficially owned restricted shares of the Company’s common stock or warrants for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of the Company’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

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periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as the Company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of the Company’s common stock or warrants for at least six months but who are the Company’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	one percent (1%) of the total number of shares of common stock then outstanding; or
•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by the Company’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Class A common stock is Continental Stock Transfer & Trust Company.

Listing of Securities

The Company’s Class A common stock is listed on Nasdaq under the symbol “RPAY”.

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